

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

December 26, 2007

Gao Xincheng, Chief Executive Officer
c/o Xi'an Baorun Industrial Development Co., Ltd.
Dongxin Century Square, 7th Floor
Hi-Tech Development District
Xi'an, Shaanxi Province, PRC 710043

> **Re: China Bio Energy Holding Group Co., Ltd.**
> **Registration Statement on Form S-1**
> **Filed December 7, 2007**
> **File No. 333-147953**

Dear Mr. Xincheng:

This is to advise you that a preliminary review of the above registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. For this reason, we will not perform a detailed examination of the registration statement, and we will not issue any comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies.

General

1. The filing does not include financial statements of the registrant or information reflecting the impact of the October 23, 2007 share exchange.

You are advised that we will not recommend acceleration of the effective date of the registration statement and that, should the registration statement become effective in its present form, we would be required to consider what recommendation, if any, we should make to the Commission.

We suggest that you consider submitting a substantive amendment to correct the deficiencies or a request for withdrawal of the filing.

Sincerely,

H. Roger Schwall
Assistant Director